 Exhibit 99.1

SNDL Reports First Quarter 2023 Financial and Operational Results

Synergy targets related to the Valens acquisition increased  to more than $30 million through 2024

CALGARY, AB, May 15, 2023 /CNW/ - SNDL Inc. (NASDAQ: SNDL) ("SNDL" or the "Company") reported its financial and operational results for the first quarter ended March 31, 2023. All financial information in this press release is reported in millions of Canadian dollars unless otherwise indicated. The results for the first quarter of 2023 include the operating results of The Valens Company Inc. ("Valens") subsequent to the acquisition on January 17, 2023, and the results for the first quarter of 2022 include one day of Alcanna Inc. ("Alcanna") operations subsequent to the acquisition closing on March 31, 2022.

SNDL has also posted a supplemental investor presentation on its website, which can be found at https://sndl.com.

FIRST QUARTER 2023 FINANCIAL AND OPERATIONAL HIGHLIGHTS

•	Net revenue for the first quarter of 2023 of $202.5 million, compared to $240.4 million in the fourth quarter of 2022, and $17.6 million in the first quarter of 2022, representing a 1,050% increase year-over-year. The increase over the comparative quarter in the prior year is due to the acquisitions of Alcanna, Valens and Zenabis. The decrease in revenue in the first quarter of 2023, as compared to the fourth quarter of 2022, can be attributed to seasonality in the Liquor Retail segment, as the fourth quarter is traditionally the strongest and the first quarter is typically the weakest. This was partially offset by an increase in revenue from the Cannabis Operations segment due to the partial quarter contribution of Valens in 2023.
•	Liquor Retail: Net revenue of $115.9 million for the first quarter of 2023.
•	Cannabis Retail: Net revenue of $67.4 million for the first quarter of 2023.
•	Cannabis Operations: Net revenue of $19.1 million for the first quarter of 2023.
•	Net loss of $36.1 million for the first quarter of 2023, compared to a $161.6 million net loss in the fourth quarter of 2022, and a $38.0 million net loss in the first quarter of 2022. The loss for the first quarter was impacted by the seasonal downturn in Liquor Retail sales and inventory and asset impairments of $10 million.
•	Adjusted EBITDA of $7.4 million for the first quarter of 2023, compared to a loss of $7.5 million in the fourth quarter of 2022, and a loss of $0.7 million from the first quarter of 2022.
•	Gross margin was $32.5 million in the first quarter of 2023, compared to $43.6 million in the fourth quarter of 2022 and up 856% from the first quarter of 2022. Seasonality of liquor sales impacted gross margin for the first quarter of 2023 compared to the prior sequential quarter.
•	Closed the acquisition of Valens in January of 2023. The combined entities create a low-cost vertically integrated Canadian company with the capability of potentially generating over a billion dollars annually in pro forma revenue. Through the combination of a diverse portfolio of brands, a 197 store multi-banner cannabis retail network, low-cost biomass sourcing, premium indoor cultivation and low-cost manufacturing facilities, SNDL is one of the largest adult-use cannabis manufacturers and retailers in Canada.
•	Since the close of the Valens acquisition, SNDL has achieved more than $13 million in annual cost savings and has identified $5 million in additional annual cost savings to be achieved in 2023, exceeding management's original $10 million total target. By 2024, run-rate synergies are expected to exceed $30 million annually, and proceeds from asset sales are expected to total $9 million.
•	On May 5, 2023, SNDL announced that the proposed strategic partnership (the "Nova Restructuring") with its 63% owned subsidiary Nova Cannabis Inc. ("Nova") was approved by Nova's shareholders. The Nova Restructuring is designed to create a well-capitalized cannabis retail platform through a vertical integration model leveraging SNDL's upstream and midstream capabilities. The Nova Restructuring is expected to close before the end of June 2023.
•	SNDL currently has six credit exposures in the SunStream portfolio, including two under active negotiations regarding potential restructuring.
•	$793 million of unrestricted cash, marketable securities and long-term investments, and no outstanding debt at March 31, 2023, resulting in a net book value per share of $5.26; and $189.8 million of unrestricted cash at May 12, 2023. SNDL has not raised cash through share offerings since June 2021.

"We are pleased to report progress towards key milestones in all of our operative segments against the backdrop of expected seasonally moderate sales in our retail networks," said Zach George, Chief Executive Officer of SNDL. "The integration of Valens is proceeding with pace, and we are actively identifying new revenue streams and cost reduction opportunities. The first quarter was impacted by a number of one-time items including $13.5 million to replenish liquor inventory following the seasonal holiday draw in the fourth quarter of 2022, $2.7 million in severance and restructuring costs, and $17.5 million to stabilize Valens and bring overdue accounts payable up to date. We expect additional restructuring charges to impact the second quarter and the results of our team's hard work to become clear in late 2023. We are focused on improving all aspects of our business with the objective of generating strong free cash flow. The relocation of all cannabis processing activities to our Kelowna complex will drive improved capacity utilization, and we are aggressively reducing our exposure to higher-cost cultivation as we seek low-cost producer status in all relevant product categories. In our retail segments, we are carving a path to higher margins and are excited about the recent launch of our data service programs and the potential for improved consumer engagement through new e-commerce and loyalty capabilities. We look forward to updating investors on our intended dividend of Nova shares, and events related to our SunStream portfolio in the coming weeks. 2023 is shaping up to be another transformational year for our company."

FIRST QUARTER 2023 KEY FINANCIAL METRICS

OPERATING SEGMENTS
($000s)	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments	Corporate	Total
As at March 31, 2023
Total assets	327,072	202,921	333,439	734,934	19,380	1,617,746
Three months ended March 31, 2023
Net revenue	115,911	67,408	19,133	-	-	202,452
Gross margin	26,267	15,819	(9,545)	-	-	32,541
Interest and fee revenue	-	-	-	4,211	-	4,211
Investment (loss) income	-	-	(283)	(4,886)	-	(5,169)
Share of profit of equity-accounted investees	-	-	-	9,516	-	9,516
Depreciation and amortization	10,346	3,690	1,146	-	1,286	16,468
Income (loss) before income tax	(2,963)	(744)	(19,120)	5,370	(17,321)	(34,778)

As at December 31, 2022
Total assets	351,338	200,393	163,130	825,151	19,338	1,559,350
Three months ended March 31, 2022
Net revenue	1,310	7,512	8,775	-	-	17,597
Gross margin	284	3,293	(158)	-	-	3,419
Interest and fee revenue	-	-	-	3,861	-	3,861
Investment loss	-	-	-	(17,710)	-	(17,710)
Share of profit of equity-accounted investees	-	-	-	4,091	-	4,091
Depreciation and amortization	-	595	9	-	135	739
Income (loss) before income tax	(73)	(280)	(2,964)	(9,695)	(25,028)	(38,040)

FIRST QUARTER 2023 RESULTS

SNDL's business is operated and reported in four segments: Liquor Retail, Cannabis Retail, Cannabis Operations and Investments.

Liquor Retail

SNDL is Canada's largest private sector liquor retailer, operating 170 locations, predominantly in Alberta, under its three retail banners: "Wine and Beyond", "Liquor Depot" and "Ace Liquor".

•	Gross revenue for Liquor Retail sales for the three banners combined was $115.9 million for the first quarter of 2023, a decrease of 27% compared to the fourth quarter of 2022. The first quarter of 2022 had results from only one day subsequent to the Alcanna acquisition.
•	Gross margin in the Liquor Retail segment was $26.3 million, or 23% of sales in the first quarter of 2023, compared to $36.9 million, or 23% of sales, in the fourth quarter of 2022. Through strategic planning and effective execution, the Company actively managed its margin during the first quarter by strongly emphasizing its preferred label program. As a result, preferred label sales make up 10% of total sales in the first quarter of 2023. Preferred label sales were $11.2 million in the first quarter of 2023, compared to $14.0 million in the fourth quarter of 2022. Preferred label margin continues to be incrementally higher than the Company's baseline margin, and the current preferred label margin is $3.2 million, or 29% of sales. The Company is seeing the continued benefits of this strategy subsequent to quarter end, with the margin on all products reaching 24% in April of 2023.
•	SNDL's liquor banners' market share in Alberta was approximately 18% in the first quarter of 2023, with Wine and Beyond representing approximately 3% from only 11 stores in the province, showcasing the continued success of the banner. Sales at the Wine and Beyond in Kelowna, British Columbia continue to increase year-over-year, further validating the banner's expansion strategy into new markets.
•	SNDL successfully obtained two liquor retail licenses in Regina and Saskatoon through the Saskatchewan Liquor and Gaming Authority auction. The Company will leverage these licenses to further expand its premium liquor banner, Wine and Beyond, into the final stage of the liquor retail transition to the private sector in Saskatchewan.
•	As of May 12, 2023, the Ace Liquor store count is 138, the Liquor Depot store count is 20, and the Wine and Beyond store count is 12.

Cannabis Retail

With its ownership interest in Nova, SNDL is Canada's largest private sector cannabis retailer, operating 197 locations under its four retail banners: Value Buds, Spiritleaf, Superette and Firesale Cannabis. SNDL's Cannabis Retail strategy is based on several factors, including the quality of its store locations, the range of products it offers, and the unique experiences it provides customers. Using data and insights from a large volume of monthly transactions enables SNDL to leverage technology and analytics to inform and improve its retail strategy.

•	Gross revenue from the Cannabis Retail segment for the first quarter of 2023 was $67.4 million, compared to $68.4 million in the fourth quarter of 2022, showing a modest seasonal dip, and up from $7.5 million in the first quarter of 2022. The Nova acquisition and Value Buds sales were the material driver of the increase relative to the first quarter of 2022, with $60.2 million of revenue during the first quarter of 2023.
•	Gross margin of $15.8 million, or 23% of sales, consistent with the fourth quarter of 2022 gross margin. The increase in gross margin compared to the first quarter of 2022 was primarily due to the acquisition of Nova and the addition of new Value Buds locations during those 12 months, combined with a more aggressive pricing strategy.
•	In the first quarter of 2023, SNDL took proactive steps to optimize its proprietary data licensing program for the Cannabis Retail segment, aiming to create mutually beneficial results for its retail operations and licensed producer partners. The Company is optimistic that the optimized data licensing program will support the growth of the segment and create additional margin accretive opportunities. By leveraging the volume of Nova's retail locations and the Company's access to high-quality analytics, it expects to deliver successful outcomes for its partners and drive top-line growth.
•	In the first quarter of 2023, Value Buds, Spiritleaf, and Superette's combined market share represents approximately 9.6% in the privatized provincial markets, solidifying SNDL's position as a leading national multi-banner cannabis retail operator in an increasingly competitive market.
•	The Company partnered with Nova for Value Buds' private label products, and sales of Value Buds products represented approximately 8.1% of total 28-gram sales and 36.3% of 14-gram sales in Alberta Value Buds stores for the period ended March 31, 2023. Private label margins are approximately 5% higher than margins on comparable competitor products.
•	On May 5, 2023, SNDL's proposed strategic partnership with Nova was approved by Nova shareholders to create a well-capitalized cannabis retail platform through a vertical integration model leveraging SNDL's upstream and midstream capabilities.
•	In February 2023, SNDL announced the acquisition of five Superette stores in Ontario.
•	The Company entered into an agreement with Lightbox Enterprises Ltd. ("Lightbox") to acquire four cannabis retail stores operating under the Dutch Love Cannabis banner ("Dutch Love"). The transaction is anticipated to close by the end of June 2023.
•	As of May 12, 2023, the Spiritleaf store count is 99 (22 corporate stores and 77 franchise stores), the Superette store count is five corporate stores, the Firesale store count is two corporate stores, and the Value Buds store count is 92 corporate stores.

Cannabis Operations

SNDL has a diverse brand portfolio from value to premium, emphasizing premium inhalable formats and a full suite of 2.0 products. With enhanced procurement capabilities, premium cultivation facilities and the newly acquired Kelowna and Bolton manufacturing facilities, the Cannabis Operations segment is a key enabler of SNDL's vertical integration strategy.

•	Gross revenue from the Cannabis Operations segment for the first quarter of 2023 was $29.6 million, a 58% increase compared to the fourth quarter of 2022 and a 162% increase compared to the first quarter of 2022.
•	Gross Margin was negative $9.5 million including a $9.2 million inventory impairment provision, compared to negative $9.0 million in the fourth quarter of 2022 and negative $0.2 million in the first quarter of 2022. The current quarter's inventory impairment is a direct consequence of the ongoing refocusing and reorganization of the segment with the Valens expansion.
•	Following the Valens acquisition, SNDL announced changes to its operations through a rightsizing of cannabis cultivation in Olds, Alberta, to focus the facility on premium products and brands and to better address market saturation, oversupply and efficiency. The Company's ongoing focus on high-quality cannabis cultivation operations and its low-cost biomass procurement capabilities enhance SNDL's ability to offer a wide range of customized, innovative products to meet customer demand and current market conditions.
•	Effective May 1, SNDL has successfully transitioned all midstream production operations to the Company's facility in Kelowna, including processing, labelling and excising activities. By reducing reliance on high-cost cannabis production and centralizing operations, the Company expects to increase efficiency and manage cash flow more effectively.
•	As part of SNDL's commitment to effectively address market demand, the Company is in the process of rationalizing its SKU portfolio. By focusing on high-margin products and continuing to drive innovation, the Company expects to see better margins for the Cannabis Operations segment in the upcoming quarters. This approach is designed to allow the Company to optimize its resources and achieve its long-term goals while maintaining a competitive edge in the market.
•	In the first quarter of 2023, SNDL has realized an increase in its business-to-business ("B2B") revenue and has established partnerships with most of the major Canadian licensed producers. SNDL is actively exploring opportunities for international export business and is committed to identifying new SKUs to meet the unique demands of its global partners. The Company is investing in process improvements and testing capabilities to ensure it can meet the rigorous standards of its international partners.

Investments

•	As of the end of the first quarter of 2023, the Company had deployed capital on a portfolio of cannabis-related investments with a carrying value of $579.9 million, including $535.9 million through the SunStream Bancorp Inc. joint venture ("SunStream").
•	For the first quarter of 2023, the investment portfolio generated interest and fee revenue of $4.2 million, share of profit of equity-accounted investees generated from investments by SunStream of $9.5 million, and an investment loss of $5.2 million, on marketable securities, which includes unrealized losses on its publicly disclosed strategic investment in Village Farms International, Inc.
•	SunStream's credit portfolio currently consists of six investments: Jushi Holdings, SKYMINT Brands, Ascend Wellness Holdings, Parallel, Inc., Columbia Care Inc. and AFC Gamma, Inc.
•	The Company continues to explore the potential monetization or equitization of some of its US senior credits. The Company is proactively pursuing opportunities to enhance its assets and generate higher earnings through strategic initiatives, recognizing their significant potential to create value.
	Three months ended March 31
($000s)	2023	2022
Interest and fee revenue
Interest revenue from investments at amortized cost	1,006	995
Interest and fee revenue from investments at Fair Value Through Profit or Loss	624	2,116
Interest revenue from cash	2,581	750
	4,211	3,861
Investment revenue (loss)
Realized (losses) gains	(43,804)	124
Unrealized gains (losses)	38,635	(17,834)
	(5,169)	(17,710)
Revenue from direct investments	(958)	(13,849)
Share of profit (loss) of equity-accounted investees	9,516	4,091
Total investment activities	8,558	(9,758)

Consolidated Financial Results

•	General and administrative expenses for the three months ended March 31, 2023, were $48.6 million compared to $10.7 million for the three months ended March 31, 2022. The increase of $37.9 million was mainly due to increases in salaries and wages, office and general expenses, professional fees and merchant processing fees as a result of the Valens and Alcanna acquisitions.
•	Net loss from continuing operations for the three months ended March 31, 2023, was $34.8 million compared to $38.0 million for the three months ended March 31, 2022. The decrease in net loss from continuing operations of $3.2 million was largely due to an increase in gross margin ($29.2 million), lower investment losses ($12.5 million), increased share of profit of equity-accounted investees ($5.4 million), lower transaction costs ($4.4 million) and change in fair value of derivative warrants ($13.1 million), partially offset by higher general and administrative expenses ($37.9 million), depreciation and amortization ($15.7 million) and finance costs ($5.2 million).

Liquidity Position

•	As at March 31, 2023, and May 12, 2023, the Company had unrestricted cash balances of $213.3 million and $189.8 million, respectively, and a total of 260 million shares outstanding as at May 12, 2023.
•	During the first quarter of 2023, a total of $48.9 million cash was used in operating activities, which included $13.5 million to replenish liquor inventory following the seasonal holiday draw in the fourth quarter of 2022, $2.7 million in severance and restructuring costs, and $17.5 million to stabilize Valens' cash position and bring overdue accounts payable up to date. This included addressing unpaid liabilities, such as $4.9 million in excise tax, which had accumulated prior to the acquisition date. The lower gross profit from the liquor segment in the first quarter also contributed to the use of cash during the quarter.
•	The Company's share repurchase program continues to be available to lower the outstanding share float and increase the earnings per share for shareholders. However, due to an ongoing blackout period, the Company has been unable to repurchase shares in recent months. As SNDL comes out of the blackout period, it will assess opportunities to utilize the program to the extent that management believes SNDL's shares are undervalued. For the three months ended March 31, 2023, the Company purchased and cancelled 0.5 million common shares at a weighted average price of $2.78 (US$2.04) per common share for a total cost of $1.5 million. SNDL's management team is committed to creating value for its shareholders and will continue to assess opportunities to repurchase shares in the future.

STRATEGIC AND ORGANIZATIONAL UPDATE

SNDL remains focused on building long-term shareholder value through vertical integration, accretive deployment of cash resources, expansion of its retail distribution network, further streamlining of the Company's operating structure and enhanced offerings of high-quality brands within both the Cannabis Operations and Cannabis Retail segments.

Integration Initiatives

The Company is pleased to report that the integration initiatives and cost synergies are progressing well, with more than $13 million in annual cost savings made in just five months since the Valens acquisition. SNDL has also identified over $5 million in additional annual cost savings that are expected to be realized in 2023. These initiatives place the Company on track to surpass its original $10 million cost savings target. Most of the cost savings have been realized through SG&A and public company costs, while the remainder will be achieved through supply chain consolidation and COGS. By 2024, run-rate synergies are expected to exceed $30 million annually, and proceeds from assets sales are expected to total $9 million.

The management team expects these cost savings will positively impact operating expenses and drive margin expansion in the third and fourth quarters of 2023. SNDL remains committed to its integration initiatives and will continue to update shareholders on its progress.

SPECIFIED FINANCIAL MEASURES

Certain specified financial measures in this news release are non-IFRS measures. These terms are not defined by IFRS and, therefore, may not be comparable to similar measures provided by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for or superior to measures of performance prepared in accordance with IFRS. These measures are presented and described to provide shareholders and potential investors with additional measures in understanding the Company's operating results in the same manner as the management team.

ADJUSTED EBITDA

Adjusted EBITDA is a non-IFRS measure which the Company uses to evaluate its operating performance. Adjusted EBITDA provides information to investors, analysts, and others to aid in understanding and evaluating the Company's operating results in a manner similar to its management team. Adjusted EBITDA is defined as net income (loss) from continuing operations before finance costs, depreciation and amortization, accretion expense, income tax recovery and excluding changes in fair value of biological assets, changes in fair value realized through inventory, unrealized foreign exchange gains or losses, unrealized gains or losses on marketable securities, realized gains or losses on investments resulting from business combinations, changes in fair value of derivative warrants, share-based compensation expense, asset impairment, gain or loss on disposal of property, plant and equipment and certain one-time non-operating expenses, as determined by management.  The Company presents both consolidated, total Adjusted EBITDA and Adjusted EBITDA by operating segment.

OPERATING SEGMENTS
($000s)	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments	Corporate	Total
Three months ended March 31, 2023
Net earnings (loss)	(2,963)	(744)	(19,120)	5,370	(17,321)	(34,778)
Adjustments
Finance costs	1,011	666	129	3,367	-	5,173
Change in estimate of fair value of derivative warrants	-	(2)	-	-	(4,800)	(4,802)
Depreciation and amortization	10,346	3,690	1,146	-	1,286	16,468
Change in fair value of biological assets	-	-	3,535	-	-	3,535
Change in fair value realized through inventory	-	-	(950)	-	-	(950)
Unrealized foreign exchange (gain) loss	-	-	48	-	-	48
Unrealized (gain) loss on marketable securities	-	-	283	(38,918)	-	(38,635)
Realized loss on marketable securities resulting from business combinations	-	-	-	43,699	-	43,699
Share-based compensation	-	(11)	-	-	2,220	2,209
Asset impairment	-	-	807	-	-	807
Loss (gain) on disposition of PP&E	14	25	145	-	-	184
Cost of sales non-cash component (1)	-	-	1,704	-	-	1,704
Inventory impairment (recovery) and obsolescence	-	-	9,177	-	-	9,177
Restructuring costs	-	-	89	-	1,447	1,536
Transaction costs	-	-	-	-	2,040	2,040
Adjusted EBITDA	8,408	3,624	(3,007)	13,518	(15,128)	7,415
(1) Cost of sales non-cash component is comprised of depreciation expense

OPERATING SEGMENTS
($000s)	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments	Corporate	Total
Three months ended March 31, 2022
Net earnings (loss)	(73)	(280)	(2,964)	(9,695)	(25,028)	(38,040)
Adjustments
Finance costs	-	-	-	-	(61)	(61)
Change in estimate of fair value of derivative warrants	-	-	-	-	8,300	8,300
Depreciation and amortization	-	595	9	-	135	739
Change in fair value of biological assets	-	-	(3,690)	-	-	(3,690)
Change in fair value realized through inventory	-	-	1,561	-	-	1,561
Unrealized foreign exchange (gain) loss	-	-	16	-	-	16
Unrealized (gain) loss on marketable securities	-	-	-	17,834	-	17,834
Share-based compensation	-	-	-	-	4,204	4,204
Inventory impairment (recovery) and obsolescence	-	-	1,981	-	-	1,981
Transaction costs	-	-	-	-	6,481	6,481
Adjusted EBITDA	(73)	315	(3,087)	8,139	(5,969)	(675)
(1) Cost of sales non-cash component is comprised of depreciation expense

This press release is intended to be read in conjunction with the Company's Financial Statements and Notes for the period ended March 31, 2023, and the accompanying Management's Discussion and Analysis ("MD&A"). These reports are available under the Company's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

CONFERENCE CALL

The Company will hold a conference call and webcast at 1 p.m. EST (11 a.m. MST) on Monday, May 15, 2023.

WEBCAST ACCESS

To access the live webcast of the call, please visit the following link:
https://services.choruscall.ca/links/sndl2023q1.html

REPLAY

A telephone replay will be available for one month. To access the replay, dial:
Canada/USA Toll Free: 1-800-319-6413 or International Toll: +1-604-638-9010
When prompted, enter Replay Access Code: 0166#
The webcast archive will be available for three months via the link provided above.

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on the Nasdaq under the symbol "SNDL."

SNDL is the largest private-sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf, and Firesale Cannabis. SNDL is a licensed cannabis producer and one of the largest vertically integrated cannabis companies in Canada specializing in low-cost biomass sourcing, premium indoor cultivation, product innovation, low-cost manufacturing facilities, and a cannabis brand portfolio that includes Top Leaf, Contraband, Citizen Stash, Sundial Cannabis, Palmetto, Bon Jak, Spiritleaf Selects, Versus Cannabis, Value Buds, Vacay, Grasslands and Superette. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry. For more information on SNDL, please go to www.sndl.com.

Forward-Looking Information Cautionary Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements regarding the Company's operational goals, demand for the Company's products, the Company's ability to achieve profitability or its goal of sustainable, positive gross margin and positive free cash flow, the development of the legal cannabis industry, performance of the Company's investments, including through the SunStream joint venture, any potential forms of shareholder value creation, the ability to realize expected cost savings and the expansion of product offerings, brand and market share and retail networks, and the closing, integration and realization of expected benefits of, as applicable, the acquisition of The Valens Company, Zenabis and Superette. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "likely", "outlook", "forecast", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see "Item 3.D. - Risk Factors" in the Company's annual report on Form 20-F, filed with the Securities and Exchange Commission ("SEC") on April 24, 2023, and the risk factors included in our other SEC filings for a discussion of the material risk factors that could cause actual results to differ materially from the forward-looking information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Sophie Pilon, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: Sundial Growers Inc.

CNW 07:00e 15-MAY-23